MORGAN FUNSHARES ANNUAL REPORT- LETTER TO SHAREHOLDERS


Dear Shareholder:

The year 1996 proved to be another good year for the value of the stocks in your company. The Net Asset Value (NAV) of the Fund's shares increased by 14.9% during 1996. The closing "Bid" price of the Fund's shares, as traded on the NASDAQ Exchange, increased 17.2% over the same period. There was more interest in the Fund's shares during the past year as was evidenced by the increase in the average monthly volume from approximately 12,900 shares per month in 1995 to approximately 23,900 shares per month in 1996.

The national media continues to portray the Fund as a "Sin" Fund due to our holdings in liquor, tobacco and gambling companies. Although we do not completely agree with this representation, it has continued to give us media exposure. To the best of our knowledge, we remain the only Fund that invests in companies whose principal product or service is a consumer non-durable that tends to be habitual. We strongly believe that investing in these companies will prove to be very rewarding over the long term. We look forward to the continued media exposure based on our "Sin" stocks as we believe that this will continue to generate interest in your Fund.

The Fund is closed-end for safety purposes to protect the assets in the case of a heavy market downturn. If a large number of shareholders wanted to redeem their shares, it could cause an open-end Fund Manager to engage in forced selling at distressed prices; a closed-end Fund Manager is not subject to these market pressures. A closed-end Fund shareholder could sell his individual shares at a distressed price, but the Fund would not be forced to sell any of its holdings.

The portfolio holdings of the Fund remained unchanged from holdings at the end of June, 1996. The only two additions to the portfolio since the end of 1995 are American Brands and McDonalds Corp. These two securities were added in the first half of 1996.


Sincerely,



Burton D. Morgan

MORGAN FUNSHARES, INC.

Schedule of  Investments
December 31, 1996

--------------------------------------------------------------------------------
Shares/Units                              Cost      Current Value   % of Assets
--------------------------------------------------------------------------------
Beverage Alcoholic
   6,000  Anheuser Busch                101,236        240,000
  10,000  Seagrams                      246,643        387,500
                                        -------        -------
                                        347,879        627,500         9.95%
Beverage Non-Alcoholic
   8,000  Coca Cola                     113,295        421,000
  10,000  PepsiCo                       154,188        292,500
                                        -------        -------
                                        267,483        713,500        11.31%
Consumer Products - Retail
   4,000  Eastman Kodak                 192,390        321,000
   6,666  Frederick's of Hollywood "A"   89,528         27,497
  13,332  Frederick's of Hollywood "B"  179,056         54,994
                                        -------        -------
                                        460,974        403,491         6.39%
Consumer Products - Paper
   4,000  Kimberly Clark                126,220        381,000         6.04%

Consumer Products - Food
     120  EarthGrains                     4,218          6,270
   3,200  McDonalds                     141,680        145,200
   6,000  RJR Nabisco                   203,925        204,000
   5,000  Wrigley Co.                   230,330        281,250
                                        -------        -------
                                        580,153        636,720        10.09%
Drugs & Toiletries
  10,000  Carter Wallace                126,301        156,250         2.48%

Entertainment
   6,000  AMC Ent $1.75 CV Pfd          133,490        162,000
   5,000  Harrah's Entertainment*        93,851         99,375
     400  Schweitzer-Mauduit              3,529         12,650
  10,000  Time Warner                   206,446        375,000
   3,000  Walt Disney                   123,565        209,250
                                        -------        -------
                                        560,881        858,275        13.60%
Gaming
  11,000  Circus Circus Enterprises*    292,182        378,125
  10,000  International Gaming Tech     225,628        182,500
                                        -------        -------
                                        517,810        560,625         8.88%
Healthcare Products
   3,000  Bristol Myers Squibb          161,167        327,000
   4,000  Gillette Co.                  167,590        311,000
  12,000  Johnson & Johnson             202,705        597,000
                                        -------        -------
                                        531,462      1,235,000        19.57%
Tobacco
   3,000  American Brands               139,950        148,875
   5,000  Phillip Morris                243,684        565,000
                                        -------        -------
                                        383,634        713,875        11.31%

      Total**                        $3,902,797     $6,286,236        99.62%
      Other Assets Less Liabilities                    $23,900         0.38%
      Net Assets Equivalent to $10.73
        per share on 587,995 shares of
        capital stock outstanding                   $6,310,136       100.00%
                                                    ==========
           *Non Income Producing
           **Identified cost equals tax basis of
           securities. Realized losses on investments expire in 2002 ($16,097) and 2003 ($26,492)

                     The Accompanying Notes are an Integral
                        Part of the Financial Statements.

MORGAN FUNSHARES, INC.

Statement of Assets & Liabilities
December 31, 1996

Assets:
  Investment Securities at Market Value
    (Identified Cost - $3,902,797)                                   $6,286,236
  Cash                                                                   20,524
  Receivables:
    Dividends and Interest                                               13,878
                                                                      ---------
        Total Assets                                                  6,320,638

Liabilities
  Payables:
    Shareholder Distributions                                                 0
    Accrued Expenses                                                     10,502
                                                                      ---------
        Total Liabilities                                                10,502

Net Assets                                                            6,310,136
Net Assets Consist of:
  Capital Paid In                                                     4,011,457
  Undistributed Net Investment Income                                   (42,171)
  Accumulated Realized Gain (Loss) on Investments - Net                 (42,589)
  Unrealized Appreciation in Value of Investments
    Based on Identified Cost - Net                                    2,383,439
                                                                     ----------
Net Assets, for 587,995 Shares Outstanding                           $6,310,136
Net Asset Value ($6,310,136 / 587,995)                                   $10.73


Statement of Operations
December 31, 1996

Investment Income:
    Dividends                                                           114,527
    Interest                                                             10,489
                                                                        -------
        Total Investment Income                                         125,016

Expenses
    Registration Expense                                                  4,574
    Trustee Fees (Note 3)                                                   800
    Accounting Pricing and Transfers                                     26,349
    Custody                                                               6,146
    Audit                                                                 6,000
    Legal                                                                40,936
    Management Fees (Note 2)                                             59,963
    Proxy Solicitation                                                   16,033
    Printing & Other Miscellaneous                                        6,386
                                                                        -------
        Total Expenses                                                  167,187

Net Investment Income                                                   (42,171)
   Realized Gain (Loss) on Investments                                        0
   Unrealized Gain (Loss) from Appreciation
     (Depreciation) on Investments                                      865,489
                                                                        -------
Net Realized and Unrealized Gain (Loss) on Investments                  865,489

Net Increase (Decrease) in Net Assets from Operations                  $823,318
                                                                       ========
                     The Accompanying Notes are an Integral
                       Part of the Finanacial Statements.

MORGAN FUNSHARES, INC.

Statement of Changes in Net Assets
                                                          01/01/96    01/01/95
                                                             to          to
                                                          12/31/96    12/31/95
From Operations:
    Net Investment Income                                   29,401     (42,171)
    Net Realized Gain (Loss) on Investments                      0     (26,492)
    Net Unrealized Appreciation (Depreciation)             865,489   1,207,079
                                                           -------   ----------
    Increase (Decrease) in Net Assets from Operations      823,318   1,209,988

From Distributions to Shareholders
    Net Investment Income                                        0     (29,400)
    Net Realized Gain (Loss) from Security Transactions          0           0
                                                           --------   ---------
    Net Increase (Decrease) from Distributions                   0     (29,400)

From Capital Share Transactions:
    Proceeds From Sale of 0 Shares                               0           0
    Cost of Shares Retired                                       0           0
                                                           --------   ---------
                                                                 0           0

Net Increase in Net Assets                                 823,318   1,180,588

Net Assets at Beginning of Period (including
undistributed net investment income of $0)               5,486,818   4,306,230

Net Assets at End of Period (including
undistributed net investment income of $0).              6,310,136   5,486,818


Financial Highlights
                                              01/01/96    01/01/95    06/22/94
  Selected Data for a Share of Common            to          to          to
  Stock Outstanding Throughout the Period:    12/31/96    12/31/95    12/31/94
                                             ----------------------------------
Net Asset Value -
    Beginning of Period                        $9.33       $7.32       $7.31
Net Investment Income                          (0.07)       0.05        0.04
Net Gains or Losses on Securities
    (realized and unrealized)                   1.47        2.01        0.01
                                                ----        ----        ----
Total from Investment Operations                1.40        2.06        0.05
Dividends
    (from net investment income)                0.00       (0.05)      (0.04)
Distributions (from capital gains)              0.00        0.00        0.00
Return of Capital                               0.00        0.00        0.00
                                                ----       ------      ------
    Total Distributions                         0.00       (0.05)      (0.04)
Net Asset Value -
    End of Period                             $10.73       $9.33       $7.32
Total Return                                   15.01%      28.29%       0.68%
Ratios/Supplemental Data
Net Assets -
    End of Period (Thousands)                  6,310       5,486       4,306
Ratio of Expenses to Average Net Assets         2.80%       2.04%       1.06%
Ratio of Net Income to Average Net Assets      (0.71%)      0.59%       0.47%
Portfolio Turnover Rate                            0%          2%          6%

                     The Accompanying Notes are an Integral
                       Part of the Financial Statements.

MORGAN FUNSHARES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

     1.)  Significant Accounting Policies
     Morgan FunShares, Inc., (The Fund), a non-diversified, closed-end management investment company, was incorporated under the laws of the State of Ohio, registered under The Investment Company Act of 1940, as amended for years ending after December 31, 1993. Significant accounting policies of the Fund are presented below:

     Securities Valuation:
     The investments in securities are carried at market value. The market quotation used for common stocks, including those listed on the NASDAQ National Market System, is the last sale price on the date on which the valuation is made or, in the absence of sales, at the closing bid price. Over-the-counter securities will be valued on the basis of the bid price at the close of each business day or at fair value. Short-term investments are valued at amortized cost, which approximates market value. Securities for which market quotations are not readily available will be valued at fair value as determined in good faith pursuant to procedures established by the Board of Directors.

     Security  Transaction  Timing:
     Security transactions are recorded on the dates transactions are entered into (the trade dates). Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income is recorded as earned. The Fund uses the identified cost basis in computing gain or loss on sale of investment securities. Discounts and premiums on securities purchased are amortized over the life of the respective securities.

     Income Taxes:
     It is the Fund's policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Service. This Internal Revenue Service requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Fund's policy to distribute annually, after the end of the calendar year, any remaining net investment income and net realized capital gains.

     Estimates:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     2.) Investment Advisory Agreement The Fund has entered into an investment advisory agreement with Burton D. Morgan. The Investment Advisor receives from the Fund as compensation for his services to the Fund an annual fee of 1% of the average value of the Fund's net assets up to $150,000,000 and 0.75% of the average value of the Fund's net assets in excess of $150,000,000.

MORGAN FUNSHARES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

     3.) Related Party Transactions Certain officers and/or directors of the Fund are officers and/or directors of the parent company of Maxus Information Systems, Inc, which provides administative services to the Fund. Each director who is not an "affiliated person" receives an attendance fee of $100 per meeting. Maxus Securities is a registered broker dealer. Certain officers and/or directors of the Fund are officers and/or directors of the broker dealer. Maxus Securities effected substantially all of the investment portfolio transactions for the Fund. For this service Maxus Securities received commissions of $930 for the period ending December 31, 1996.

     4.)  Capital Stock and Distribution
     At December 31, 1996, 1,000,000 shares of capital stock ($.10 par value) were authorized, and paid-in capital amounted to $3,969,286. Transactions in common stock were as follows:


                        Shares sold                                     0
                        Shares retired                                  0
                        Net Increase                                    0
                              Shares Outstanding:
                              Beginning of Period                 587,995
                                                                  -------
                                    End of Period                 587,995
                                                                  =======

     Distributions to shareholders are recorded on the ex-dividend date. Payments in excess of net investment income or of accumulated net realized gains reported in the financial statements are due primarily to book/tax differences. Payments due to permanent differences have been charged to paid in capital. Payments due to temporary differences have been charged to distributions in excess of net investment income or realized gains.

     5.)  Purchases and Sales of Securities
     During the period ended December 31, 1996, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $281,630 and $0 respectively.

     6.)  Financial Instruments Disclosure
     There are no reportable financial instruments which have any off-balance sheet risk as of December 31, 1996.

     7.)  Ownership - Control
     Approximately 65% of the Fund's outstanding shares are owned by Burton D. Morgan and his family. Burton D. Morgan is a Director of the Fund and the Fund's investment advisor. Burton D. Morgan may be deemed to be a controlling person.

MORGAN FUNSHARES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996

     8.)  Security Transactions
     For Federal income tax purposes, the cost of investments owned at December 31, 1996 was the same as identified cost.

     At December 31, 1996, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

        Appreciation       (Depreciation)        Net Appreciation (Depreciation)
        ------------       --------------        -------------------------------
         2,612,660            (229,221)                     2,383,439

     9.)  Reclassification of Capital Accounts
     The Fund has adopted Statement of Position 93-2, Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Fund changed the classification of distributions to shareholders to better disclose the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, undistributed net investment loss has been adjusted to paid in capital as of December, 1996 in the following amounts. These restatements did not affect net investment income, net realized gain
     (loss) or net assets for the year ended December 31, 1996.

        Capital Paid In            Undistributed Net Investment Loss
        ---------------            ---------------------------------
           (42,171)                             42,171

                       INDEPENDENT AUDITOR'S REPORT



To The Shareholders and
Board of Directors:
Maxus Laureate Fund

We have audited the accompanying statement of assets and liabilities of Maxus Laureate Fund, including the schedule of portfolio investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the periods then ended, and financial highlights for each of the three years in the periods then ended and for the period from May 1, 1993 (commencement of operations) to December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held by the custodian as of December 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Maxus Laureate Fund as of December 31, 1996, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the periods then ended, and the financial highlights for each of the three years in the periods then ended and for the period from May 1, 1993 to December 31, 1993, in conformity with generally accepted accounting principles.





McCurdy & Associates CPA's, Inc.
Westlake, Ohio  44145
January 15, 1997

                             Morgan FunShares, Inc.
                 28601 Chagrin Boulevard, Cleveland, Ohio 44122
                                 (216) 292-3434


                               Investment Advisor
                                Burton D. Morgan
                           10 West Streetsboro Street
                               Hudson, Ohio 44236

                               Board of Directors
                                   Keith Brown
                               William K. Cordier
                                J. Martin Erbaugh
                                James M. Hojnacki
                                Burton D. Morgan
                                Robert F. Pincus
                                 F. Carl Walter

                                    Officers
                           Burton D. Morgan, Chairman
                           Robert F. Pincus, President
                        James C. Onorato, Vice-President
                        Catherine Kantorowski, Secretary

                                    Custodian
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 Transfer Agent
                                Star Bank, N. A.
                                425 Walnut Street
                                 P. O. Box 1118
                           Cincinnati, Ohio 45201-1118

                                 Legal Counsel
                        Buckingham, Doolittle & Burroughs
                        One Cleveland Center, Suite 1700
                             1375 East Ninth Street
                           Cleveland, Ohio 44114-1724

                                     Auditor
                         McCurdy & Associates CPA's Inc
                               27955 Clemens Road
                              Westlake, Ohio 44145